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           Spectrum Signal Processing Appoints Hughes Network Systems
                         Executive to Board of Directors

Burnaby, B.C., Canada - October 26, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), today announced the appointment of Matthew Mohebbi, assistant vice president and general manager of Mobile Satellite Systems (MSS) at Hughes Network Systems (HNS), to its Board of Directors.

"We are very pleased that Mr. Mohebbi has agreed to join our board of directors. Matthew's depth of experience in wireless and wireline communications, including satellite systems and computer telephony applications, will be a valuable asset to the board as Spectrum continues to strengthen its focus on the communications infrastructure market," said Ken Spencer, Chair of Spectrum's board of directors.

Mr. Mohebbi joined HNS in 1991 and has held a variety of engineering and management positions in its satellite networks division before assuming responsibility for MSS. During his time at HNS, Mr. Mohebbi has been involved in the definition, systems engineering and business management of several mobile satellite systems. Mr. Mohebbi started his career as a professor of electrical engineering and computer sciences before moving into industry in 1983. Prior to joining HNS, Mr. Mohebbi was involved in the design and development of computer-networking systems and test equipment for voice and data over a public switched telephony network. Mr. Mohebbi has a Master of Science degree in Electrical Engineering and Computer Sciences from George Washington University.

Hughes Network Systems, a division of Hughes Electronics, is the largest manufacturer of very small aperture terminal (VSAT) equipment and satellite networking solutions around the world. HNS products include satellite communications equipment, satellite TV, satellite internet and wireless products.

About Spectrum Signal Processing
Spectrum Signal Processing is a leader in signal processing systems, designing sophisticated hardware and software solutions for customers in the communications infrastructure and sensor systems markets. Spectrum's website is http://www.spectrumsignal.com and the head office is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax
(604) 421-1764.

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Spectrum Contact:
Karen Elliott
Investor Relations
Phone: 604-421-5422 ext. 264
Email:  karen_elliott@spectrumsignal.com